FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 July 2012

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST HALF 2012 FINANCIAL RESULTS - HIGHLIGHTS

· Net income before taxes for the first half of 2012 was MXN2,959m, an increase of MXN1,065m or 56.2% compared with MXN1,894m in the first half of 2011.1

· Net income for the first half of 2012 was MXN2,326m, an increase of MXN743m or 46.9% compared with MXN1,583m for the first half of 2011.

· Total operating income, net of loan impairment charges, for the first half of 2012 was MXN14,048m, a decrease of MXN768m or 5.2% compared with MXN14,816m in the first half of 2011, mainly due to a change in the write-off policy for mortgage loans in 2012 and reduced trading income.

· Loan impairment charges for the first half of 2012 were MXN3,335m, an increase of MXN133m or 4.2% compared with MXN3,202m in the first half of 2011.

· Administrative and personnel expenses were MXN11,117m, a decrease of MXN1,822m or 14.1% compared with the first half of 2011. Excluding the effect of the restructuring charges, which were MXN778m lower than those incurred in the first half of 2011, the decrease would have been MXN1,044m or 8.7% compared with the first half of 2011.

· In June 2012, HSBC Mexico fully provisioned a fine imposed by the National Banking and Securities Commission (CNBV), amounting to MXN379m, as a result of non-compliance with a number of prudential regulations identified by the CNBV in 2007 and 2008. HSBC Mexico has already put in place measures which address the past failures for which it has been fined.

· The cost efficiency ratio was 64.0% in the first half of 2012, compared with 71.8% in the first half of 2011.

· Net loans and advances to customers were MXN184.4bn at 30 June 2012, an increase of MXN11.7bn or 6.8% compared with MXN172.8bn at 30 June 2011. Total impaired loans as a percentage of gross loans and advances improved to 2.2% compared with 2.5% at 30 June 2011. The coverage ratio (allowance for loan losses divided by impaired loans) was 252.6% compared with 215.8% at 30 June 2011.

· At 30 June 2012, deposits were MXN295.5bn, an increase of MXN22.3bn or 8.2% compared with MXN273.3bn at 30 June 2011.

· Return on equity was 10.0% for the first half of 2012 compared with 6.5% for the same period in 2011.

· At 30 June 2012, the bank's capital adequacy ratio was 13.6% and the tier 1 capital ratio was 10.5% compared with 14.0% and 10.8% respectively at 30 June 2011, and 15.3% and 11.7% respectively at 31 December 2011.

· In the first quarter of 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share and Grupo Financiero HSBC paid a dividend of MXN2,400mrepresenting MXN0.94 per share.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 30 June 2012) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The annual pace of GDP growth in the Mexican economy accelerated to 4.6% in the first quarter of 2012. Despite the weakness of global growth, exports remained a key driver of Mexican activity. Domestic demand was also robust. Inflation remained moderate despite strong fluctuations in the currency and, accordingly, Banco de Mexico left the monetary policy rate unchanged at 4.5% during the period.

For the first half of 2012, Grupo Financiero HSBC's net income was MXN2,326m, an increase of MXN743m or 46.9% compared with the first half of 2011. Improved net income was mainly driven by lower administrative expenses, partially offset by increased loan impairment charges, lower trading income and foregone business from the sale of the Afore pension funds management business which completed in August 2011.2

Net interest income was MXN10,848m, an increase of MXN206m or 1.9% compared with the first half of 2011. Higher net interest income was due to loan portfolio growth, mainly in payroll, consumer and commercial loans, coupled with increased deposit volumes, partially offset by lower spreads in credit cards, payroll and business banking loans.

Loan impairment charges were MXN3,335m, an increase of MXN133m or 4.2% compared with the first half of 2011. This increase was mainly due to a change in the write-off policy for mortgage loans. The change was implemented in April 2012 and generated a one off increase in loan impairment charges of MXN659m. Excluding the change in write-off policy, loan impairment charges decreased MXN526m or 16.4% compared with the first half of 2011.

Net fee income was MXN3,003m, an increase of MXN55m or 1.9% compared with the first half of 2011. The increase was due to higher structuring fees earned from project finance, and increased equity and debt capital markets and trade services fees, mostly offset by lower account services fees, as customers migrated to electronic channels, coupled with an increase in brokerage, credit and debit card fees payable.

Trading income was MXN1,462m, a decrease of MXN434m or 22.9% compared with the first half of2011. The decrease is mostly due certain large derivatives deals and a gain of MXN279m arising from the sale of one of the Grupo Financiero HSBC's equity investments in the first quarter of 2011.

Administrative and personnel expenses were MXN11,117m, a decrease of MXN1,822m or 14.1% compared with the first half of2011. Excluding the effect of the restructuring charges, which were MXN778m lower than those incurred in the first half of 2011, the decrease would have been MXN1,044m or 8.7% compared with the first half of 2011. This decrease is mainly driven by the effect of cost reduction initiatives implemented in 2011 in both regional and local operations, such as rightsizing the regional structures and other rationalisation programmes, in addition to the write-off of intangible assets.

In June 2012, HSBC Mexico fully provisioned a fine imposed by the National Banking and Securities Commission (CNBV), amounting to MXN379m, as a result of non-compliance with a number of prudential regulations identified by the CNBV in 2007 and 2008. HSBC Mexico has already put in place measures which address the past failures for which it has been fined.

The cost efficiency ratio was 64.0% for the first half of 2012, compared with 71.8% for the first half of 2011. Excluding the effect of the restructuring expenses and the one-off gain on sale of an equity investment, the cost efficiency ratio was 62.8% for the period ended 30 June 2012, compared with 67.4% for the period ended 30 June 2011.

The performance of non-banking subsidiaries contributed positively to Grupo Financiero HSBC's results, particularly HSBC Seguros, which reported net income before taxes of MXN1,122m for the first half of 2012, up 14.9% compared with the first half of 2011. The main driver for this growth was a decrease in the claims ratio for the Term Life Insurance product to 20.6% from 25.1% reported at 30 June 2011, coupled with an improvement in persistency rates.3 In addition, insurance products such as Endowment and Motor reported a rise in sales.

Net loans and advances to customers increased MXN11.7bn or 6.8% to MXN184.4bn at 30 June 2012 compared with 30 June 2011, driven by growth in both the commercial and consumer portfolios. Commercial portfolio growth is mainly due to higher lending to mid-market enterprises, while consumer portfolio growth was mainly driven by increased payroll and personal loans.

At 30 June 2012, total impaired loans decreased by 6.5% to MXN4.2bn compared with MXN4.5bn at 30 June 2011. The reduction in impaired mortgage loans included a MXN0.8bn decrease relating to the change in write-off policy. Impaired consumer loans decreased 17.3%, as the portfolio shifted to lower risk products. These were partially offset by an increase in impaired commercial loans. Total impaired loans as a percentage of total loans and advances to customers improved to 2.2% compared with 2.5% reported at 30 June 2011.

Total loan loss allowances at 30 June 2012 were MXN10.6bn, an increase of MXN0.9bn or 9.5% compared with 30 June 2011. The total coverage ratio (allowance for loan losses divided by impaired loans) was 252.6% at 30 June 2012 compared with 215.8% at 30 June 2011.

Total deposits were MXN295.5bn at 30 June 2012, an increase of MXN22.3bn or 8.2% compared with 30 June 2011. This increase is a result of our sales efforts and targeted promotions across all lines of business.

At 30 June 2012, the bank's capital adequacy ratio was 13.6% and the tier 1 capital ratio was 10.5% compared with 14.0% and 10.8% respectively at 30 June 2011, and 15.3% and 11.7% respectively at 31 December 2011.

In the first quarter of 2012, the bank paid a dividend of MXN1,400m representing MXN0.81 per share and Grupo Financiero HSBC paid a dividend of MXN2,400m representing MXN0.94 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM reported growth in net income before taxes compared to the first half of 2011, mainly due to an improvement in the credit quality of the loan portfolios and growth in balances. Balance growth was supported by improved sales strategies and promotions.

The increase in customer lending was mainly in payroll and personal loans which continue to drive growth with a combined balance increase of 66.8% compared to 30 June 2011.

New credit cards issued have increased 35.0% compared to the same period of the previous year mainly driven by business intelligence strategies, which is beginning to lead to an improvement in balances.

Commercial Banking

At 30 June 2012, loans and deposits grew by 6.0% and 13.7% respectively compared to 30 June 2011.

Aligned to the bank's strategy of increased sales coordination across business lines, during the second quarter we have strengthened the Global Markets products proposition, simplifying processes and restructuring the specialized sales structure. Additionally, international products have been developed for trade customers, such as Export Factoring and Cross Border Reverse Factoring.

In Business Banking, several campaigns are being implemented in order to increase loan balances. These include special promotions for Tarjeta HSBC Empresas and installment loans to incentivise activation and usage, credit line increases for loyal customers and customer relationship management campaigns to activate credit lines.

In addition, we supported special government programs aimed at providing financing to business banking clients.

Global Banking and Markets

During the first half of 2012 Global Markets' Trading Income decreased MXN434m compared with the same period in the previous year. The decrease reflects certain large derivatives deals that closed in the first quarter of 2011 and the sale of one of the Grupo Financiero HSBC's equity investments. The decrease was partially offset by an increase on bond disposals by the Balance Sheet Management desk.

For the first half of 2012, Debt Capital Markets maintained its status as the leading Mexican underwriter, placing and participating in bond issuances for a total transaction amount of MXN29,273m, including INFONAVIT, Grupo Bimbo, Mexichem, Ford Credit, Bladex, NR Finance and Bancomext.

In addition, the Equity Capital Markets business acted as Joint Bookrunner on the Initial Public Offering of Alpek SA de CV. This deal was comfortably oversubscribed and allocation was split evenly between Mexican and International tranches. The deal represents a landmark transaction for Grupo Financiero HSBC as it is its first lead ECM role in the region as well as Mexico's first IPO since July 2011. Grupo Financiero HSBC acted as Sole Bookrunner on Petróleos Mexicanos' "PEMEX" (BBB / Baa1 / BBB) inaugural offshore Reg S Australian Dollar (AUD) issuance, the first ever from a Latin American issuer.

During this first half of 2012, Grupo Financiero HSBC recaptured a top 3 ranking in the Euromoney foreign exchange tables, for the first time since 2008 while achieving a 10.6% market share and a volume increase of 28.6%.

Global Banking continues to grow average balances in client bank deposits, which reported an increase of 43.5% compared to the first half of 2011. In the first half of 2012, Global Banking's credit and lending business originated MXN8,644m of new lending to corporate clients, an increase of 19.2% compared to the first half of 2011.

During the first half of 2012, Trade Services originated revenues of MXN94m, up MXN41m compared to MXN53m reported in the first half of 2011.

Sale of HSBC general insurance manufacturing to AXA Group

On 6 March 2012, Grupo Financiero HSBC announced that it has entered into agreements to sell its general insurance manufacturing portfolio to AXA Group.

HSBC and AXA Group are working together to ensure a seamless transition with a target completion date in the second half of 2012, subject to normal regulatory approvals.

Grupo Financiero HSBC first half 2012 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the first half of 2012, on an IFRS basis, Grupo Financiero HSBC reported pre-tax profits of MXN4,704m, an increase of MXN1,271m or 37.0% compared with MXN3,433m in the first half of 2011.

The lower profit reported under Mexican GAAP is largely due to lower loan impairment charges under IFRS as a result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC, is one of the leading financial groups in Mexico with 1,067 branches, 6,240 ATMs, approximately 8.5m customer accounts and approximately 18,100 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa and with assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact:

Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Brendan McNamara	Guy Lewis
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2012	2011	2012	2011
Assets

Cash and deposits in banks	51,365	53,637	51,374	53,634

Margin accounts	31	8	31	8

Investment in securities	158,463	177,551	143,224	163,419
Trading securities	40,923	37,280	34,366	30,808
Available-for-sale securities	102,451	125,401	102,451	125,401
Held to maturity securities	15,089	14,870	6,407	7,210

Repurchase agreements	5,402	7,774	5,402	7,773

Derivative transactions	45,847	28,633	45,847	28,633

Performing loans
Commercial loans	106,589	96,623	106,589	96,623
Loans to financial intermediaries	5,191	6,908	5,191	6,908
Consumer loans	31,916	28,613	31,916	28,613
Mortgage loans	18,629	17,834	18,629	17,834
Loans to government entities	28,535	27,992	28,535	27,992
Total performing loans	190,860	177,970	190,860	177,970
Impaired loans
Commercial loans	2,461	1,330	2,461	1,330
Consumer loans	1,095	1,324	1,095	1,324
Mortgage loans	655	1,850	655	1,850
Total impaired loans	4,211	4,504	4,211	4,504
Gross loans and advances to customers	195,071	182,474	195,071	182,474
Allowance for loan losses	(10,639)	(9,720)	(10,639)	(9,720)
Net loans and advances to customers	184,432	172,754	184,432	172,754
Premium receivables	238	194	-	-
Accounts receivables from reinsurers and rebonding companies	214	279	-	-
Other accounts receivable	42,999	32,804	42,784	32,887
Foreclosed assets	201	165	198	161
Property, furniture and equipment, net	7,714	8,205	7,714	8,205
Long-term investments in equity securities	197	192	111	113
Assets held for sale	95	2,428	7	1
Deferred taxes	6,042	5,454	5,946	5,328
Goodwill	1,197	1,197	-	-
Other assets, deferred charges and intangibles	3,549	4,277	3,160	3,917
Total assets	507,986	495,552	490,230	476,833

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2012	2011	2012	2011
Liabilities
Deposits	295,528	273,255	296,209	274,106
Demand deposits	171,314	158,190	171,995	159,041
Time deposits	119,977	110,829	119,977	110,829
Money market instruments	4,237	4,236	4,237	4,236

Bank deposits and other liabilities	25,034	30,161	25,034	30,161
On demand	2,001	3,950	2,001	3,950
Short-term	21,446	24,744	21,446	24,744
Long-term	1,587	1,467	1,587	1,467

Repurchase agreements	14,786	48,985	20,811	54,509
Stock lending	-	1	-	2
Financial assets pending to be settled	1,017	-	1,017	-
Collateral sold	8,748	10,292	2,723	4,769
Derivative transactions	45,760	27,274	45,760	27,274
Technical reserves	10,778	10,272	-	-
Reinsurers	62	54	-	-
Other payable accounts	48,497	37,495	47,559	38,743
Income tax	1,334	1,162	909	694
Contributions for future capital increases	-	-	-	2,013
Sundry creditors and other accounts Payable	47,163	36,333	46,650	36,036

Subordinated debentures outstanding	10,331	9,824	10,331	9,824

Deferred taxes	516	628	498	606

Total liabilities	461,057	448,241	449,942	439,994

Equity
Paid in capital	32,673	32,673	27,618	25,605
Capital stock	5,111	5,111	5,261	5,087
Additional paid in capital	27,562	27,562	22,357	20,518

Other reserves	14,246	14,627	12,669	11,231
Capital reserves	1,958	1,832	10,373	11,069
Retained earnings	8,833	11,262	(202)	(302)
Result from the valuation of available-for-sale securities	1,216	220	1,216	220
Result from cash flow hedging transactions	(87)	(270)	(87)	(270)
Net income	2,326	1,583	1,369	514
Minority interest in capital	10	11	1	3
Total equity	46,929	47,311	40,288	36,839
Total liabilities and equity	507,986	495,552	490,230	476,833

Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2012	2011	2012	2011
Memorandum Accounts	3,968,847	2,729,366	3,804,238	2,625,729

Third party accounts	104,431	95,467	49,701	51,453
Clients current accounts	(78)	149	-	-
Custody operations	41,655	31,969	-	-
Transactions on behalf of clients	13,153	11,896	-	-
Third party investment banking operations, net	49,701	51,453	49,701	51,453

Proprietary position	3,864,416	2,633,899	3,754,537	2,574,276
Guarantees granted	9	16	9	16
Contingent assets and liabilities	-	95	-	95
Irrevocable lines of credit granted	25,203	16,909	25,203	16,909
Goods in trust or mandate	368,631	311,753	368,630	311,753
Goods in custody or under administration	295,763	265,996	290,653	260,885
Collateral received by the institution	51,373	40,791	51,373	40,791
Collateral received and sold or delivered as guarantee	50,255	40,524	44,235	34,990
Values in deposit	53	53	-	-
Suspended interest on impaired loans	123	224	123	224
Recovery guarantees for issued bonds	82,821	36,649	-	-
Paid claims	12	14	-	-
Cancelled claims	7	2	-	-
Responsibilities from bonds in force	3,718	3,614	-	-
Other control accounts	2,986,448	1,917,259	2,974,311	1,908,613

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2012	2011	2012	2011
Interest income	15,831	14,800	15,444	14,447
Interest expense	(5,609)	(4,799)	(5,615)	(4,810)

Earned premiums	1,557	1,376	-	-
Technical reserves	(339)	(115)	-	-
Claims	(592)	(620)	-	-

Net interest income	10,848	10,642	9,829	9,637

Loan impairment charges	(3,335)	(3,202)	(3,335)	(3,202)
Risk-adjusted net interest income	7,513	7,440	6,494	6,435

Fees and commissions receivable	4,152	3,876	3,925	3,723

Fees payable	(1,149)	(928)	(904)	(677)

Trading income	1,462	1,896	1,347	1,521

Other operating income	2,070	2,532	2,173	2,731

Total operating income	14,048	14,816	13,035	13,733

Administrative and personnel expenses	(11,117)	(12,939)	(11,376)	(13,096)

Net operating income	2,931	1,877	1,659	637

Undistributed income from subsidiaries	28	17	25	18

Net income before taxes	2,959	1,894	1,684	655
Income tax	(765)	(751)	(377)	(318)
Deferred income tax	70	225	62	183
Net income before discontinued operations	2,264	1,368	1,369	520

Discontinued operations	62	221	-	-

Minority interest	-	(6)	-	(6)

Net income	2,326	1,583	1,369	514

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2012	32,673	1,832	8,849	547	(243)	2,510	11	46,179

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	126	2,384	-	-	(2,510)	-	-
Cash dividends	-	-	(2,400)	-	-	-	-	(2,400)
Total	-	126	(16)	-	-	(2,510)	-	(2,400)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	2,326	-	2,326
Result from valuation of available- for-sale securities	-	-	-	669	-	-	-	669
Result from cash flow hedging transactions	-	-	-	-	156	-	-	156
Others							(1)	(1)
Total	-	-	-	669	156	2,326	(1)	3,150
Balances at 30 June 2012	32,673	1,958	8,833	1,216	(87)	2,326	10	46,929

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2012	27,618	11,057	(202)	547	(243)	716	3	39,496

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	-	716	-	-	(716)	-	-
Constitution of reserves	-	716	(716)	-	-	-	-	-
Cash dividends	-	(1,400)	-	-	-	-	-	(1,400)
Total	-	(684)	-	-	-	(716)	-	(1,400)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	1,369	-	1,369
Result from valuation of available- for-sale securities	-	-	-	669	-	-	-	669
Result from cash flow hedging transactions	-	-	-	-	156	-	-	156
Others	-	-	-	-	-	-	(2)	(2)
Total	-	-	-	669	156	1,369	(2)	2,192
Balances at 30 June 2012	27,618	10,373	(202)	1,216	(87)	1,369	1	40,288

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Jun 2012

Net income	2,326
Adjustments for items not involving cash flow:	4,142
Depreciation and amortisation	903
Provisions	2,097
Income tax and deferred taxes	695
Technical reserves	339
Discontinued operations	62
Undistributed income from subsidiaries	46

Changes in items related to operating activities:
Margin accounts	(4)
Investment securities	19,280
Repurchase agreements	348
Stock borrowing	(4)
Derivative (assets)	(2,941)
Loan portfolio	(7,693)
Foreclosed assets	5
Operating assets	(13,711)
Deposits	(1,901)
Bank deposits and other liabilities	(7,504)
Settlement accounts	1,017
Creditors repo transactions	5,459
Collateral sold or delivered as guarantee	(8,955)
Derivative (liabilities)	2,464
Subordinated debentures outstanding	(156)
Accounts receivables from reinsurers and coinsurers	29
Accounts receivables from premiums	(194)
Reinsurers and bonding	52
Other operating liabilities	10,518
Funds provided by operating activities	(3,891)

Investing activities:
Acquisition of property, furniture and equipment	(528)
Intangible asset acquisitions	492
Funds used in investing activities	(36)

Financing activities:
Cash dividends	(2,400)
Funds used in financing activities	(2,400)

Financing activities:
Increase / Decrease in cash and equivalents	141
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	51,365

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	30 Jun 2012

Net income	1,369
Adjustments for items not involving cash flow:	3,290
Depreciation and amortisation	903
Provisions	2,097
Income tax and deferred taxes	315
Undistributed income from subsidiaries	(25)

Changes in items related to operating activities:
Margin accounts	(4)
Investment securities	20,366
Repurchase agreements	348
Derivative (assets)	(2,941)
Loan portfolio	(7,693)
Foreclosed assets	5
Operating assets	(13,450)
Deposits	(1,912)
Bank deposits and other liabilities	(7,504)
Creditors repo transactions	5,439
Stock borrowing	(4)
Collateral sold or delivered as guarantee	(8,935)
Derivative (liabilities)	2,464
Subordinated debentures outstanding	(156)
Other operating liabilities	11,994
Income tax paid	(978)
Funds provided by operating activities	(2,961)

Investing activities:
Acquisition of property, furniture and equipment	(494)
Intangible asset acquisitions	346
Funds used in investing activities	(148)

Financing activities:
Cash dividends	(1,400)
Funds used in financing activities	(1,400)

Financing activities:
Increase / Decrease in cash and equivalents	150
Cash and equivalents at beginning of period	51,224
Cash and equivalents at end of period	51,374

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the half year ended 30 June 2012 and an explanation of the key reconciling items.

Figures in MXN millions	30 Jun 2012

Grupo Financiero HSBC - Net Income Under Mexican GAAP	2,326

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefits*	48
Deferral of fees received and paid on the origination of loans*	23
Loan impairment charges*	1,244
Purchase accounting adjustments*	(6)
Recognition of the present value in-force of long-term insurance contracts*	(20)
Other differences in accounting principles*	(251)
Net income under IFRS	3,364
US dollar equivalent (millions)	253
Add back tax expense	1,340
Profit before tax under IFRS	4,704
US dollar equivalent (millions)	354
Exchange rate used for conversion	13.29

* Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

· When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.
· In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

1 First half of 2011 results have been restated to reflect the Afore sale and the general insurance manufacturing businesses as discontinued operations
2 First half of 2011 results have been restated to reflect the Afore sale and the general insurance manufacturing businesses as discontinued operations
3 Persistency rates refer to the percentage of insurance policies remaining in force.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                             Date: 31 July 2012